Exhibit 99.1

KLA Receives Antitrust Clearance for the Proposed Merger with Orbotech Ltd. in the People’s Republic of China; Announces Expected Closing Date

MILPITAS, Calif. and YAVNE, Israel, Feb. 17, 2019 /PRNewswire/ — KLA-Tencor Corporation (NASDAQ: KLAC) and Orbotech Ltd. (NASDAQ: ORBK) today announced that following a series of cooperative discussions, the State Administration for Market Regulation of the People’s Republic of China (SAMR) provided antitrust clearance for the proposed merger involving KLA and Orbotech Ltd., as provided in the SAMR’s clearance decision dated Feb. 13, 2019. KLA and Orbotech expect to close the merger on Feb. 20, 2019.

Logo:

https://mma.prnewswire.com/media/807571/KLA_Corporation_Logo.jpg

About KLA:

KLA develops industry-leading equipment and services that enable innovation throughout the electronics industry. We provide advanced process control and process-enabling solutions for manufacturing wafers and reticles, integrated circuits, packaging, printed circuit boards and flat panel displays. In close collaboration with leading customers across the globe, our expert teams of physicists, engineers, data scientists and problem-solvers design solutions that move the world forward. Additional information may be found at www.kla.com (KLAC-F).

About Orbotech:

Orbotech Ltd. is a leading global supplier of yield-enhancing and process-enabling solutions for the manufacture of electronics products. Orbotech Ltd. provides cutting-edge solutions for use in the manufacture of printed circuit boards (PCBs), flat panel displays (FPDs), and semiconductor devices (SDs), designed to enable the production of innovative, next-generation electronic products and improve the cost effectiveness of existing and future electronics production processes. Additional information may be found at www.orbotech.com (ORBK.F).

Forward-Looking Statements:

Statements in this press release other than historical facts, such as statements regarding the expected timing of the closing of the Merger are forward-looking statements, subject to the Safe Harbor provisions created by the Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on current information and expectations, and involve a number of risks and uncertainties. Actual results may differ materially from those projected in such statements due to various factors, including the satisfaction or waiver of the remaining conditions to closing of the Merger that are to be satisfied or waived on the date of the closing and other risks and uncertainties including those set forth in our reports on Forms 10-K, 10-Q and 8-K and those included in our registration statement on Form S-4 filed with the Securities and Exchange Commission (SEC) on May 16, 2018, as amended.

Additional Information and Where to Find It:

This press release is provided in respect of a proposed business combination involving KLA and Orbotech Ltd. (“Orbotech”). This press release does not constitute an offer to sell or the solicitation of an offer to buy or subscribe for any securities or a solicitation of any vote or approval nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, solicitation, sale, issuance or transfer would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The proposed transaction was submitted to the shareholders of Orbotech for their consideration through the proxy statement/prospectus described below. On May 16, 2018, KLA filed with the SEC a Registration Statement on Form S-4 (the “Registration Statement”) that included a preliminary proxy statement/prospectus with respect to Orbotech in connection with the merger of an indirect subsidiary of KLA with and into Orbotech, with Orbotech surviving, and with respect to KLA’s common stock to be issued in the proposed transaction. The Registration Statement was amended and declared effective on June 7, 2018, a copy of the final proxy statement/prospectus contained therein was first made available to Orbotech shareholders on June 7, 2018 and was mailed to Orbotech shareholders on or about June 15, 2018 and the Extraordinary General Meeting of shareholders of Orbotech was held on July 12, 2018. On January 31, 2019, KLA filed with the SEC a post-effective amendment to the Registration Statement to register additional shares of KLA’s common stock to be issued in the proposed transaction. KLA and Orbotech may also file other documents with the SEC regarding the proposed transaction.

This press release is not a substitute for any prospectus, proxy statement or any other document that KLA or Orbotech has or may file with the SEC in connection with the proposed transaction. Investors and security holders of KLA and Orbotech are urged to read the proxy statement/prospectus and any other relevant documents that will be filed with the SEC carefully and in their entirety when they become available because they will contain important information about the proposed transaction.

You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC’s website (www.sec.gov). In addition, investors and security holders will be able to obtain free copies of the proxy statement/prospectus and other documents filed with the SEC by KLA on KLA’s Investor Relations page (http://ir.kla-tencor.com) or by writing to KLA, Investor Relations, 1 Technology Drive, Milpitas, CA 95035 (for documents filed with the SEC by KLA), or by Orbotech on Orbotech’s Investor Relations page (investors.orbotech.com) or by writing to Orbotech Ltd., Investor Relations, 7 Sanhedrin Boulevard, North Industrial Zone, Yavne 8110101 Israel (for documents filed with the SEC by Orbotech).

SOURCE KLA-Tencor Corporation

Investor Relations: Ed Lockwood, Sr. Director, Investor Relations, (408) 875-9529, ed.lockwood@kla.com; or Media Relations: Becky Howland, Ph.D., Sr. Director, Corporate Communications, (408) 875-9350, becky.howland@kla.com; or Orbotech Investor Relations: Rami Rozen, VP of Investor Relations, 972-8-942-3582, Rami.rozen@orbotech.com; or Orbotech Media Relations: Tally Kaplan Porat, Director of Corporate Marketing, 972-8-942-3603, Tally-Ka@orbotech.com